Exhibit 99.(m)(2)

CLASS C DISTRIBUTION PLAN OF

THE CHINA-U.S. GROWTH FUND

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the “Act”), this Rule 12b-1 Plan (the “Plan”) has been adopted for the Fund with respect to the Class C Shares of the Fund by a majority of the members of the Fund’s Board of Trustees, including a majority of the trustees who are not “interested persons” of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Qualified Trustees”), at a meeting called for the purpose of voting on this Plan.

1. Distribution Expenses.  The Fund may incur, as a distributor of its Class C Shares (“Shares”), expenses at the annual rate of .75% of the average daily net assets of the Fund allocable to the Shares, subject to any limitations imposed from time to time by law or regulation. Such expenses shall be charged only to the Shares.

2. Purpose. Amounts expended as set forth in Section 1 may be used to finance any activity which is primarily intended to result in the sale of Shares, including, but not limited to, expenses of organizing and conducting sales seminars, advertising programs, finders’ fees, printing of prospectuses and statements of additional information (and supplements thereto) and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, overhead, supplemental payments to dealers and other institutions as asset-based sales charges or as payments of commissions or service fees by Fred Alger & Company, Incorporated, the Fund’s Distributor (“Alger Inc.”), and the costs of administering the Plan. To the extent that amounts paid hereunder to and retained by Alger Inc.are not used specifically to reimburse Alger Inc. for any such expense, such amounts may be treated as compensation for Alger Inc.’s distribution-related services.  All amounts expended pursuant to the Plan shall be paid to Alger Inc. and are the legal obligation of the Fund and not Alger Inc.

3. Shareholder Services. Under its Distribution Agreement with the Fund (the “Distribution Agreement”), Alger Inc. may provide or arrange for ongoing servicing and/or maintenance of shareholder accounts. This Plan authorizes the Fund to pay Alger Inc. a shareholder servicing fee computed at an annual rate of up to 0.25 of 1% of the average daily net assets allocable to the Shares, as contemplated by the Distribution Agreement, and such fee shall be charged only to the Shares. The shareholder servicing fee will be used by Alger Inc. to provide compensation for ongoing servicing and/or maintenance of Class C shareholder accounts and to cover an allocable portion of overhead and other Alger Inc. and selected dealer office expenses related to the servicing and/or maintenance of Class C shareholder accounts. Compensation will be paid by Alger Inc. to persons, including Alger Inc. employees, who respond to inquiries of shareholders of the Fund regarding their ownership of shares or their accounts with the Fund or who provide other similar services not otherwise required to be provided by the Fund’s investment manager, transfer agent, administrator or other agent of the Fund.

4. Periodic Reporting. Alger Inc. shall prepare reports for the Board of Trustees of the Fund on a quarterly basis showing amounts paid pursuant to this Plan and any related agreement, the purpose for such expenditure, and such other information as from time to time shall be reasonably requested by the Board of Trustees.

5. Continuance. This Plan shall continue in effect indefinitely, provided that such continuance is approved at least annually by a vote of a majority of the trustees, and of the Qualified Trustees, cast in person at a meeting called for such purpose.

6. Termination. This Plan may be terminated at any time without penalty by vote of a majority of the Qualified Trustees or by vote of the majority of the outstanding Shares.

7. Amendment. This Plan may not be amended to materially increase the amounts payable to Alger Inc. by the Fund under Section 1 or Section 3 hereof without the vote of a majority of the outstanding

Shares. All material amendments to this Plan must in any event be approved by a vote of a majority of the Board, and of the Qualified Trustees, cast in person at a meeting called for such purpose.

8. Related Agreements. Any agreement related to this Plan shall be in writing and shall provide:

(a)          that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding Class C Shares of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b)         that such agreement shall terminate automatically in the event of its assignment.

9. Fund Governance Standards.  So long as this Plan is in effect, the Fund will comply with the provisions of Rule 12b-1(c).

10. Recordkeeping. The Fund will preserve copies of this Plan, any related agreement and all reports made pursuant to Paragraph 4 above for a period of not less than six (6) years from the date of this Plan, the related agreement or any such report, as the case may be, the first two (2) years in an easily accessible place.

11. Limitation of Liability. Any obligation of the Fund hereunder shall be binding only upon the assets of the Fund and shall not be binding on any trustee, officer, employee, agent, or shareholder of the Fund. Neither the authorization of any action by the trustees or shareholders of the Fund nor the adoption of the Plan on behalf of the Fund shall impose any liability upon any trustees or upon any shareholder.

12. Definitions. The terms “interested person,” “vote of a majority of the outstanding voting securities” and “assignment” shall have the meanings set forth in the Act and the rules and regulations thereunder.

Dated: February 5, 2008